NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

May 24, 2024

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adia Nutrition, Inc.
Offering Statement on Form 1-A Filed April 19, 2024
Amendment No. 1 to Offering Statement on Form 1-A Filed April 24, 2024
File No. 024-12427

Ladies and Gentlemen:

This is in response to the letter of comment of the Staff dated May 16, 2024, relating to the captioned Offering Statement on Form 1-A of Adia Nutrition, Inc. (the “Company”). Each of the Staff’s comments are addressed below, seriatim:

Offering Statement on Form 1-A and Amendment No. 1 to Offering Statement on Form 1-A

Cover Page

1.	We note the second paragraph under the heading on the cover page which relates to the duration of the offering. Please revise this disclosure to provide a date that the offering will end, as required by Item 1(e) of Form 1-A.

Please be advised that the disclosure on the Cover Page in the Risk Factors section has been revised, in response to such comment.

2.	We note your statement on page 12 that no funds will be placed in an escrow account during the offering period. Please include this information on the cover page of the offering statement, as required by Item 1(e) of Form 1-A.

Please be advised that the disclosure on the Cover Page has been revised, in response to such comment.

3.	Please disclose on the cover page that you are a shell company.

Please be advised that the disclosure on the Cover Page has been revised, in response to such comment.

Offering Circular Summary Our Company, page 2

4.	Please revise your offering circular summary to provide a brief description of your current financial condition.

Please be advised that the subject disclosure has been revised, in response to such comment.

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Risk Factors

Risks Related to Our Company

If we are unable to manage future expansion effectively, our business may be adversely impacted., page 6

5.	We note your disclosure here that you may "experience rapid growth in [y]our aviation services[.]" We also note your disclosure on page 2 that your business plan involves the "provision of high-quality natural supplements and innovative healthcare solutions." Please reconcile this disclosure or advise.

Please be advised that the erroneous reference to aviation services has been removed, in response to such comment.

Use of Proceeds, page 11

6.	We note your disclosure that you intend to utilize a portion of the proceeds from this offering to purchase inventory. Please revise your disclosure here to provide further details about the types of inventory that you intend to purchase with the proceeds from this offering.

Please be advised that the subject disclosure has been revised, in response to such comment.

7.	We note the figures set forth in your table labeled "Use of Proceeds for Assumed Percentage of Remaining Shares Sold in This Offering." The total amounts listed do not appear to correspond to the other figures in the table. Please reconcile or advise.

Please be advised that the subject disclosure has been revised, in response to such comment.

8.	We note your disclosure that you intend to utilize up to $75,000 of the proceeds of this offering to compensate your management. Please revise your disclosure where relevant to state whether you have entered into compensation agreements with your Chief Executive Officer and your Financial Officer.

Please be advised that the subject disclosure has been revised, in response to such comment.

Description of Securities

Special 2022 Series A Preferred Stock, page 16

9.	We note your disclosure that the share of the Special 2022 Series A Preferred Stock shall have a conversion rate of 60,000,000:1 of common stock. Please clarify here, if true, that if the holder of the Special 2022 Series A Preferred Stock exercises the holder's right of conversion, the holder would no longer be entitled to 60% of all votes entitled to vote at each meeting of the shareholders of the Company.

Please be advised that the subject disclosure has been revised, in response to such comment.

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Business, page 17

10.	Please clarify whether you conduct your business through your sole subsidiary, Hydration Foundation, Inc. or, alternatively, please advise.

Please be advised that the subject disclosure, as well as the disclosure relating to Hydration Foundation throughout the disclosure, has been revised to clarify Hydration Foundation’s impact on the Company, in response to such comment.

Business Plan, page 18

11.	Please revise to disclose the regulatory landscape applicable to the Natural Supplements and Autologous Hematopoietic Stem Cell Transplantation referenced here, including any manufacturing, labeling and marketing regulations.

Please be advised that the subject disclosure has been revised, in response to such comment.

12.	Please provide the basis for the statement that AHSCT “reset[s] the immune system and halt[s] the progression of MS.”

Please be advised that the subject disclosure has been revised, in response to such comment.

13.	Please provide further details about your range of products and whether any of your products require approval from the FDA or other similar regulators. Please also clarify whether you are currently selling any products and, if so, which products you have sold.

Please be advised that the subject disclosure has been revised, in response to such comment. In particular, the disclosure has been revised, where appropriate, to state that the Company is not yet selling any products.

Growth and Expansion, page 19

14.	We note you intend to explore opportunities to expand your market reach and geographic presence by entering new regions and establishing partnerships with healthcare providers and distributors worldwide. Please provide further details regarding your current geographic presence as well as the applicable international regulatory landscape for your intended geographic expansion, or otherwise advise.

Please be advised that the subject disclosure has been revised, in response to such comment.

Clinical Research, page 19

15.	We note your disclosure here that you "intend to conduct clinical trials and research studies to further validate the efficacy and safety of AHSCT as a treatment option for MS[.]" We also note your disclosure on page 18 that you "will not be required to obtain FDA clearance" for this service. Please reconcile this disclosure or advise.

Please be advised that the subject disclosure has been removed.

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Plan of Business, page 19

16.	We note your disclosure that you “anticipate” beginning to generate revenues over the next twelve months. Please revise to clarify, if true, that this is a goal, or otherwise advise. In this regard, we note your disclosure on page 4 that there is no assurance that you will ever generate revenues from your business operations.

Please be advised that the subject disclosure has been revised, in response to such comment.

Directors, Executive Officers, Promoters, and Control Persons, page 23

17.	Please revise your disclosure to specifically identify the experience, qualifications, attributes or skills that led to the conclusion that Larry Powalisz should serve as a director. Refer to Item 401(e) of Regulation S-K.

Please be advised that the subject disclosure has been revised, in response to such comment.

18.	It appears Larry Powalisz and Rebecca Miller hold additional positions outside your company. Please disclose the number of hours per week, if any, that Larry Powalisz and Rebecca Miller are required to devote to your company.

Please be advised that the subject disclosure has been revised, in response to such comment.

Consolidated Statements of Operations, page F-3

19.	We note your reference to an accountants report on several pages of your financial statements, which appears to contradict your disclosures elsewhere that the financial statements are unaudited. Please revise your filing to reconcile these inconsistencies. Refer to Part F/S (b)(2) of Form 1-A of Regulation A, including the requirements for providing an audit report under certain circumstances "if an audit of these financial statements is obtained for other purposes."

Please be advised that references to an accountant’s report have been removed, in response to such comment.

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Note 8 - Subsequent Events, page F-11

20.	You disclose here on page F-11 that on April 1, 2023, Adia Nutrition, Inc. acquired Hydration Foundation, Inc. You also disclose that Hydration Foundation, Inc. has operations. Revise to address the following:

•	Tell us in detail and revise your footnotes and Management's Discussion and Analysis (MD&A) to disclose how you accounted for the acquisition of Hydration Foundation, Inc.

•	As part of your response, tell us the accounting literature on which you relied in determining the accounting treatment for this transaction. Specifically identify the factors you considered in determining whether to account for the transaction as a forward or reverse acquisition or a reverse recapitalization.

•	Revise your financial statements and MD&A to disclose the extent to which the activities of Hydration Foundation are reflected in the historical results for the periods presented.

•	Please revise to provide the financial statements of Hydration Foundation. Refer to (b)(7)(iii) of Part F/S of Form 1-A of Regulation A as well as Rule 8-04 of Regulation S-X.

•	Your disclosure that Hydration Foundation has operations appears to contradict your disclosures throughout your filing that Adia Nutrition is a shell company. Revise to reconcile the apparent inconsistencies and to clearly disclose the point at which Adia commenced operations.

Please be advised that the unaudited financial statements of Hydration Foundation for the period from inception (December 1, 2022) through December 31, 2022, and for the three months ended March 31, 2023, have been included in the disclosure. In addition, clarifying statements as to the impact Hydration Foundation had on the Company are included throughout the disclosure, where appropriate, including in the Business and MD&A sections.

_______________________________________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company's responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

    Eric Newlan

    Managing Member

cc: Adia Nutrition, Inc.

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